Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

	Name	State or Jurisdiction of Incorporation or Organization
●	GenResults, LLC	Arizona
●	TalaTek, LLC	Virginia
●	Technologyville, Inc.	Illinois
●	Clear Skies Security, LLC	Georgia
●	Alpine Security, LLC	Illinois
●	Catapult Acquisition Corporation dba VelocIT	New Jersey
●	Ocean Point Equities, Inc.	British Virgin Islands
●	RED74 LLC	New Jersey
●	Atlantic Technology Systems, Inc.	New Jersey
●	Atlantic Technology Enterprises, Inc.	New Jersey
●	True Digital Security, Inc.	Delaware
●	Creatrix, Inc.	Maryland
●	CyberViking, LLC	Oregon
●	Servicios Informaticos CUATROi, S.P.A.	Chile
●	Comercializadora CUATROi S.P.A.	Chile
●	CUATROi Peru, S.A.C.	Peru
●	CUATROi S.A.S.	Colombia
●	NLT Networks, S.P.A.	Chile
●	NLT Tecnologias, Limitada	Chile
●	NLT Servicios Profesionales, S.P.A.	Chile
●	White and Blue Solutions, LLC	Florida